

Mail Stop 7010

August 9, 2006

Via U.S. mail and facsimile

Mr. Michael J. Gordon
Chief Executive Officer
Blastgard International, Inc.
12900 Automobile Blvd., Suite D
Clearwater, FL 33762

> **Re:** **Blastgard International, Inc.**
> **Registration Statement on Form SB-2**
> **Filed July 17, 2006**
> **File No. 333-135815**

Dear Mr. Gordon:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Given the nature and size of the transaction being registered, please advise us of the basis for determining that this transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i) of the Securities Act.

2. Please update your financial statements and the related information throughout your prospectus to the quarter ended June 30, 2006.

Cover Page of Registration Statement

3.  We note the disclosure in footnotes (n3) through (n8) that you are registering
    either 130% or 150% of the currently issuable shares to account for potential
    anti-dilution.  If the number of shares cannot be determined, you must make a
    good faith estimate.  Please revise accordingly.

Cover Page of Prospectus

4.  Please disclose the market price of your common stock as of the most recent
    practicable date.

Prospectus Summary, page 1

5.  Please disclose the information required by Item 503(a) of Regulation S-B.  In
    this regard, we note that this section only summarizes the offering and does not
    provide a summary of the other information contained in your prospectus, such
    as a description of your business.

Legal Proceedings, page 27

6.  Please update the disclosure in the second paragraph of this section.  In this
    regard, we note the disclosure in the Form 8-K you filed on July 19, 2006.

Selling Security Holders, page 48

7.  We note the disclosure in the last sentence of the introductory paragraph to this
    section.  It does not appear that this disclosure is consistent with the disclosure
    in footnotes (n3) through (n7) on the cover page of your registration statement.
    Please reconcile.

8.  Please disclose the natural persons with dispositive voting or investment control
    of Source Capital Group, Bushido Capital Master Fund, and Pierce Diversified
    Strategy Master Fund.

9.  If a selling security holder is not a natural person, please advise us as to whether
    it is a broker-dealer or an affiliate of a broker-dealer.  In addition:

    - if a selling security holder is a broker-dealer, please disclose that it is an
      underwriter, or

    - if a selling security holder is an affiliate of a broker-dealer, please disclose
      that (i) it purchased its registered shares in the ordinary course of its

business, and (ii) at the time of the purchase it had no agreements or understandings, directly or indirectly, with any person to distribute its registered shares. If you cannot make each of these representations, please disclose that the selling security holder is an underwriter.

Exhibit 5.1

10. Please have counsel revise the first sentence of its opinion to properly reference the registration statement. In this regard, we note the references to "amendment no. 1" and "file no. 333-121455."

11. Please have counsel revise its opinion with respect to the outstanding shares to clarify whether they are duly and validly authorized, legally issued, fully paid and non-assessable.

12. Please have counsel revise its opinion with respect to the shares issuable under the warrants and convertible notes to clarify when they will be duly authorized, legally issued, fully paid and non-assessable.

\*       \*       \*       \*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of its registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, Chris Edwards, Special Counsel, at (202) 551-3742 with any questions.

Sincerely,


Pamela A. Long
Assistant Director


cc:     Mr. Steven Morse, Esq.
        Morse & Morse PLLC
        1400 Old Country Road
        Suite 302
        Westbury, NY 11590